

August 24, 2012

Via E-mail
Virginia M. Rometty
President and Chief Executive Officer
International Business Machines Corporation
Armonk, New York 10504

> **Re:** **International Business Machines Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-2360**

Dear Ms. Rometty:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We are aware of April and May 2012 news reports that certain of your products were to be sold to Iran by ZTE Corporation in China. As you know, Iran is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 8, 2009. In this regard, please discuss your past, current, and anticipated relationship with ZTE Corporation. Tell us also whether your indirect subsidiary, IBM Italia Servizi Finanziari S.p.A., renewed its equipment financing lease agreement with Irasco after its expiration on December 31, 2009, or has entered into any new business arrangement with Irasco and/or any entity affiliated with Irasco.

   Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Iran or entities it controls.

2. We are aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or Beijing 8-Star International Company, which also was a party to the Iranian contracts. Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of any resultant inquiry or proceedings.

3. You disclose on page 7 that you continue to increase your focus on the emerging markets around the world, including the Middle East and Latin America, regions that can be understood to include Syria, Sudan, and Cuba. As you know, Syria, Sudan, and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, Sudan, and Cuba, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated June 8, 2009. Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Syria, Sudan, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

4. On page 5 you state that your products include security systems software. Certain types of information security software and information security technology are controlled items included in the Commerce Department's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technologies you have provided or intend to provide directly or indirectly into Cuba, Iran, Sudan, and/or Syria, including products provided through ZTE Corporation and/or Beijing 8-Star International Company, are controlled items. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance